CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

February 14, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Re:	Repligen Corporation

Form 10-K for year ended December 31, 2015

Filed February 25, 2016

File No. 0-14656

Ladies and Gentlemen:

This letter is submitted by Repligen Corporation (the “Company”, “we”, or “our”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) as set forth in your letter, dated December 22, 2016 (the “Comment Letter”), and as later conveyed during a discussion in follow-up to the Company’s submission of its response letter to the Commission on January 24, 2017 (the “Original Response”).

For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.

Financial Statements

Segment Reporting, page 65

1. Please provide us, for the fiscal years 2015 and 2014 and for the nine months ended September 30, 2016, product revenues for:

•	Protein A ligands;

•	OPUS® pre-packed chromatography column line;

•	Protein A chromatography resins;

•	LONG® R3 IGF-1; and

•	ATF System

Securities and Exchange Commission

February 14, 2017

as discussed under “Our Products” on page 3. Also, tell us your consideration for providing product revenue disclosure pursuant to ASC 280-10-50-40.

Modified Response to Comment No. 1:

The Company acknowledges the Staff’s comment and wishes to further clarify and modify the Original Response.

The manufacturing process for biologic drugs is standardized throughout the industry and consists of three fundamental phases. First, upstream manufacturing involves the growing, through fermentation, of the biologic from living cells that are grown in a bioreactor under controlled conditions. These cells, which are the factories for producing the biologic drugs, are highly sensitive to the conditions under which they grow, including the composition of the cell culture media and the growth factors used to stimulate increased cell growth and production of the drug. In the second, downstream step, the drug must be separated and purified, typically through various filtration and chromatography steps. In the third stage of the process, the purified drug is formulated and packaged into its final injectable form.

The Company is focused on the development, production and commercialization of products that are used in the interconnected phases of the biologic drug manufacturing process. We utilize common management and practices across all factories and product lines, with equal emphasis, to drive the operating performance of the Company.

Source: Investor Deck (www.repligen.com):

1.	Acquired SIUS Filtration Technology as part of TangenX acquisition on December 15, 2016 – integrated into Filtration Portfolio – ATF and SIUS.

2.	Acquired Atoll GmbH on April 4, 2016 – integrated into Chromatography Portfolio – OPUS and OPUS PD.

Securities and Exchange Commission

February 14, 2017

Our products are designed and manufactured to support common biologic drug manufacturing processes across our entire customer base. We broadly market to a common set of end users and we are organized with a focus on our full portfolio to drive the success of the Company.

Following our telephonic discussion with the Staff on February 8, 2017, and to provide users of our financial statements with additional information regarding our product offerings, we propose to disaggregate our product portfolio for purposes of our annual entity-wide revenue disclosures. We propose to separately disclose revenue from the following groups of similar products in our annual financial statements:

1)	Filtration Products: Includes our XCell ATF System and Sius filtration products. Together, these two products make up the filtration portfolio of the Company. The design components and use of these products in the filtration of biologic drugs are substantially similar. Filtration products, which consist of a housing with a filter inside, are used throughout the biologic drug manufacturing process, from the bioreactor to the final concentration and formulation steps. Filtration devices manufactured under both the XCell ATF and Sius lines consist of filtration “houses” which contain filters that are used to either eliminate specific waste products from the drug or concentrate the drug. Because all of our filtration products share these common components parts and because their purposes in the biologic drug manufacturing process are similar, we believe they are similar products under ASC 280-10-50-40.

2)	Chromatography Products: Includes our OPUS pre-packed chromatography columns, our proprietary Protein A chromatography resins and our ELISA testing kits, all of which are used in the purification of biologic drugs. We often package these three component parts together for sale to end users, with the packaged product consisting of the OPUS column, the Protein A resins inside the column, and the ELISA test kit to confirm the column/resin purified the drug to specifications. Because all three of these products are critical to rendering drugs pure and because our revenue from these products are generally interrelated, we believe they are similar products under ASC 280-10-50-40.

3)	Protein Products: Includes our two protein products, Protein A ligands and LONG®R3 IGF-1 growth factors. Our protein products are developed and produced using E.coli fermentation and both are sold as powders or liquids. We sell both of these products under long-term supply contracts to multinational bioprocessing enterprises. Both of these proteins are used by customers as additives or components in chromatography resin manufacturing and cell culture media formulation. As a result, we believe our protein products are similar products under ASC 280-10-50-40.

Securities and Exchange Commission

February 14, 2017

As the Company grows and expands we will add new products into our filtration, chromatography or protein groupings. In addition to our organically developed products, the assets that we have acquired in recent years through strategic acquisitions complement these product groupings. Our ATF System and Sius lines, which we acquired from Refine Technology and TangenX, respectively, have helped to expand our filtration product group, while our Atoll GmbH acquisition has further developed our chromatography offerings. We believe that that separately disclosing revenue from Filtration Products, Chromatography Products and Protein Products will provide more clarity for investors and will provide additional information to users of our financial statements when evaluating the contribution of these similar groupings to our overall product revenue.

The Company’s product revenues for its Filtration Products, Chromatography Products and Protein Products groups are reflected in Annex A attached hereto. Because of the financially sensitive nature of the information set forth in Annex A, the Company requests confidential treatment under 17 C.F.R. § 200.83 of such information and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information set forth in Annex A is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Exchange Act filings or any other filing made by the Company. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 24b-2 of the Exchange Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 781-419-1862 or by e-mail at jsnodgres@repligen.com.

Sincerely,

/s/ Jon Snodgres
Name: Jon Snodgres Title: Chief Financial Officer

Cc:	Tony J. Hunt

Repligen Corporation

Arthur R. McGivern
Courtney M. Gaughan

Goodwin Procter LLP

Securities and Exchange Commission

February 14, 2017

ANNEX A

The following table represents the Company’s total revenue by similar product offering:

(in thousands)	Nine Months ended September 30,			Twelve Months ended December 31,
	2016			2015			2014
Proteins	$	[***	]	$	[***	]	$	[***	]
Filtration		[***	]		[***	]		[***	] (1)
Chromatography		[***	] (2)		[***	]		[***	]
Other		[***	]		[***	]		[***	]

Total Product Revenue	$	[***	]	$	[***	]	$	[***	]

(1)	[***]
(2)	[***]

CONFIDENTIAL TREATMENT REQUESTED BY REPLIGEN CORPORATION